UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 27, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of a transcript of the speaker notes and Q&A session for the presentation materials related to the Fourth Quarter 2020 Results of UBS Group AG, which appear immediately following this page.

Fourth quarter 2020  results

26 January 2021

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  fourth quarter 2020 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – Key messages

Thank you, Martin.  Good morning, everyone, and welcome to the full year results.  I'd like to start by saying that all of us at UBS clearly hope that you, your friends, your families, you're all in good health and that you're all safe.  It's a strange world out there.  The pandemic is still there.  Most of us are in strict lockdowns.  Please, you know, stay healthy. It's important.

Let me start with the key messages that we have on Slide 3, take you through a little bit, it kind of summarizes the whole presentation.  Clearly, 2020 was a tough year all around for our clients, employees, our communities.

If you really look what's behind that, it is our colleagues and the way our colleagues basically rose to the occasion, day in, day out.  And that made us, as UBS, stand for stability, for confidence.  We were able to maintain connectivity with our clients, provided the advice and the solutions that the clients needed in these uncertain times.  And you can see that connectivity, that reach-out, coming back in the more than 100 billion dollars in net new money that clients invested with us across Wealth Management and Asset Management. And this has contributed to a record in invested assets in both businesses.  So together, we're now over 4 trillion dollars in total.

We achieved, on the back of this commercial success, our highest net profit in a decade with every region delivering over 1.5 billion profit before tax.  As a result, we hit or exceeded each of our targets for growth, but also for returns.  While we delivered on the strategic priorities that we laid out at the beginning of last year.

Now, reflecting these 2020 results and our solid capital position, we will propose to pay 37 cents dividend per share at the upcoming AGM.  In addition, we're planning to resume buybacks, targeting up to 1.1 billion dollars in the remainder of the first quarter.

Slide 4 – In 2020 we stayed focused on supporting our clients…

Now turning to the next slide, slide 4.  Well, basically, I mean, this slide tells it all.  It's momentum across all different dimensions.  When we look back at 2020, you can basically look back with a sense of pride, supporting the clients through the challenges they faced.

 4 trillion dollars of invested assets across Wealth and Asset Management as clients turned to us.  To help them to achieve their investment goals.

$80 billion of net new money generated in Asset Management alone.  Of this, around half was directly related to providing our Wealth Management clients better access to separately managed accounts.  We also saw strong demand for Chinese equities, for sustainable investment products, both confirming the strategic priorities being the right ones.

Also, on this slide, you see the 26 billion in net new loans for Wealth Management clients, another strategic priority.

On the transaction side, we built on our strength to identify and execute on trading opportunities for our clients.

And on the back of the global markets, income grew by nearly a third doing well across products on higher client activity. Transaction-based income in the Wealth Management increased by 17%, reflecting enhanced product capabilities that leverage the Investment Bank.

You see that both on the Asset Management side, as well as the Investment Bank, we are really looking as to how we can support the Global Wealth Management focus that we have, and you see the first signs of true success there.

We have really endeavoured to make it simpler for clients to transact with us as well on the Investment Banking side.

We were there for our corporate clients, too, guiding them through the primary markets.  Throughout the difficult year, we helped over 500 corporate clients raise debt and equity in the capital markets.

Last but not least, important segment for us as well, the family office clients. Clearly, the ones with the most sophisticated and complex needs, as you know.  We introduced an integrated  coverage model in order to service them better, ensuring that they would get the broad range of capabilities across Wealth Management and the Investment Bank, as one UBS.

And working as one bank for our clients, we grew our revenues here by 29% [edit: 25%]. So quite a success from the commercial front.  Seeing first signs of the move towards, you know, ensuring capabilities in the investment bank, the asset manager and the wealth manager are aligned to serve our clients as one right there.

Slide 5 – …and further integrated sustainability in our client offering

Turning to the next slide, specifically on sustainable finance.

It's clearly an area on which we have been focusing for years.  2020, therefore was no exception.  We became the first major global financial institution to recommend sustainable investments over traditional investments.  That mandate has attracted 7 billion of inflows over the year. In Asset Management, we rolled out climate-aware strategies across additional asset classes.  Invested assets in these strategies increased nearly fivefold to 15 billion last year, contributing to the sustainability-focused assets now more than doubling to nearly 100 billion dollars.

But you can't just go out there and recommend that that is the right thing to do, if you as a company, if you're not there.  So it's also important what achievement UBS itself does on the sustainability side and how we are recognized in that area as well.  And therefore, we're proud that we are on the CDP's climate A-list of companies that lead the way against climate change.  And we've been a global industry leader in the Dow Jones Sustainability Index for 6 years running, and rated AA by MSCI.  So you see, we were kind of an early party to sustainability in what we do ourselves, but also what we recommend to our clients.  We see that this is becoming more and more mainstream.  Our clients are truly interested in it.  They want to have good returns and “do good” investments, investment for the good.  And through this, we can truly help them on their journey.

Slide 6 – Through our commitment to clients, we have been able to extend our scale…

So where does this position us?  I'm now on Slide 6.  I believe the future of financing belongs to firms that have scale where it matters, leverage that scale for our clients and leverage that scale also for shareholders' advantage.  And that's basically what you see here.  You see here those areas that, you know, that we really are a top player in.

Whether it's on the Wealth Management side now with more than 3 trillion invested assets.  So clients really show their trust in us.  On the Asset Management side, close to 1.1 trillion in invested assets, also showing that we're doing the right thing there.  We're the largest bank in Switzerland.  We're the largest wealth manager in Asia Pacific.  In Investment Banking, we're top-5 in Equities.  We're top-3 in FX trading.  We're having strong momentum on both sides.  Shows good diversification there as well, and that's a good basis to build on.

 It positions us well in the competitive landscape where winner takes most, if not all.   And we know that scale benefits should in the end also go towards the clients and the shareholders. And that's what we're certainly focusing on.

Slide 7 – …and deliver on all our targets in 2020

Which gets me to how we have done versus our targets in 2020.  And that's a nice summary right there on Slide 7.  It's actually a demonstration of our scale – across.  And the page speaks for the breadth of our business, the strength of our business and our client franchise.

Revenues up 12%, leading to an earnings per share of 1.79.  Return on CET1 capital of 17.6%.  Our success was broadly based and really across all business lines and all geographies.  You see asset-gathering business comprised of Wealth and Asset Management recording double-digit profit growth there as well.  Our IB achieved almost a 20% return on equity, super performance right there.  Regionally, profits in Asia Pacific and the Americas grew by over a billion dollars for the year.  A billion dollars more profit in Asia and in the Americas.

Our Swiss Personal & Corporate Bank, which is most directly affected by the crisis, did well too, earned a return well above cost of capital still, even in a difficult economy, managing through the pandemic supporting SMEs and mid-corps and corps and households.  And doing that really well.  It's basically -- what we can do is the role that we play here in Switzerland, standing by the Swiss corporate sector, providing that liquidity and support of the economy throughout this crisis.

And all of that we have been able to do while staying disciplined on cost and delivering on operating leverage.  The expenses were up 4%.  I'll give you that.  But if you look into it, and as Kirt will show you, that is really driven by foreign exchange as well as variable comp.  The top line at the same time increased by 12%.  So there you see very strong positive jaws improving our operating leverage.

Now clearly, if you have a good year, you generate a lot of capital contributing to stronger capital ratios.  They continue to be strong.  And that's after offering the attractive returns to the shareholders.  We delivered on our 2.6 million [edit: billion] dollar dividend commitment for 2019, bought back 350 million francs of shares early in the year.  We accrued another 1.3 billion dollars for the 2020 dividend.  And we set aside 2 billion for share buybacks.

Slide 8 – We have an opportunity to drive consistently higher returns

Turning to Slide 8 then.  If you then have a return on CET1 capital of 18%, close to 18%, positive operating leverage, it basically shows you our true potential.  As we focus on our clients, as we care for society, support our employees, I am also convinced that we can achieve leading shareholder returns.  That's what you see here.  And I think also going forward, we can achieve good and attractive, leading, shareholder returns.

But what we're doing here is really mobilize the entire UBS team to unlock our full potential.  I'm asking the questions like, how can we grow the capital in a capital and cost-efficient manner?  How can we think further?  How can we become better?  How can we act faster?  So we're thinking about ways to make UBS an even better bank for our clients, for our employees and for our shareholders.

Slide 9 – My first impressions of UBS are…

And that actually brings me to my first impressions.  I know you've all been expecting these.  And I can also tell you that you will not get a full strategic update today.  But I want to take you along in my first impressions.  Now I’m some 5 months with UBS, and giving you some of the things that I see that really impressed me as well as some of the opportunity I see going forward to unlock our tomorrow.

So, clearly, when I joined -- before I joined, UBS had a superb reputation for a strong, stable franchise, for its premium brand, symbolizing quality.  Now, after having been with the company 5 months, having spoken to many clients, many employees, investors, stakeholders, I can only say there is much more that impresses me.  And that's -- and here, you see a couple of these areas.

So I'm impressed by the quality of our thought leadership, our leading equity research, for example, the CIO House View, the insights that we offer on the most relevant topics such as sustainability, how we use this to advise and then guide our clients through uncertain times.  I’m impressed by the breadth of our capabilities that allow us to support our clients no matter their return objectives or risk appetite.  I'm impressed by the strength of the client franchise, with the relationships that were often forged over many, many years.

But, behind all of this is what really showed me the true value of UBS and that's our people.

Now – and then the strong reputation at UBS, I would say we fully live up to it. If there's one thing that we're uniformly recognized for is we're a global wealth manager that is absolutely unique in terms of its global scale and reach.  It's supported by a world-class Investment Bank, strong Asset Management capabilities, leading universal bank in Switzerland.  So that's where we are, strategically unique, and that's where we bring a clear advantage.  And that's where our biggest growth opportunities lie as well.

Clearly, you know, if you look back on last year, joining the bank, I was also impressed by the strength of the balance sheet, the risk management rigor, the operational resilience that we have shown in the midst of the crisis, with lots of activities coming through our engine, our execution engine, and as you can see as well, the stability and diversification of the revenues and the capital generation.

Slide 10 – Change is coming at us with ever increasing pace

But, and there is always a but, right?  There's always a but.  And you have to look forward, and the past is the past, it gives your position, but it's no guarantee for the future.  And that's why, you know, we have to look at the future and get a sense for what's coming at us.

And there's a couple of things that are coming at us.  The first thing is that it's clear that this pandemic has accelerated the client's digital expectations and the need for technology investments.  And I think that need has been accelerated by at least 3, if not 5 years.  And that requires far greater investment by financial firms, and those that have the scale will benefit from it the most.

The other thing that's still out there, and that will not go away, is a persistent low and negative rate environment.  We know it's a challenge for banks, but there are also opportunities for investment firms.  So it's -- for us, this has two sides.  So on the banking side, on the NII side, clearly, it is a point to reckon with, but it gets the opportunities also where we can actually advise clients to invest in other means than depositing their money with us.  So it's also an opportunity.

We know that the 18 trillion dollars of negative-yielding debt, the pension funds are looking for advice and asset allocation and compelling investment opportunities.  They're looking for those.

The other trend is the trend of climate change.  COP26 estimates that private finance, including pension funds, will provide 3.5 trillion needed annually for investments.  We can certainly play a role there.  We can play a leading role there.  We can play an advising role there.  We can play a management role there.  We can play a structuring role there.  So quite an area of opportunity.

But, there's a lot of uncertainty that will continue to be there, increased competition from non-traditional providers, as you know, complex geopolitical environment, continued regulatory change coming at us, we have to stay ahead of that.  And each of these trends require us to change, to adapt.  And for those who get it right, there's quite some opportunity in those changes as well.

Slide 11 – Focus areas to deliver on UBS's future

And that leads me to the focus areas. And I know these are pretty general, but they're the focus points as we are working on our strategy.  So am I giving you the strategy here?  No, I'm not.  Am I giving you the focus points that we are discussing all the time here, in further developing our strategy going forward?  Yes, these are the ones.  So these are the themes that management team and I are concentrating on for our strategy, and working on these for the next years.

We're not wasting time.  We have launched quite some workstreams in all of these directions to get a lot of bottom-up input, as well, from our people who are very close to the client, who are very close to the execution of our activities, who know what clients want, who know where we can improve our client service, who know where we can improve on efficiency.  So it's very important that this is not some kind of a, I don't know, a kind of a top-down strategy that we develop.  It's truly a combination of top-down in terms of direction and areas where we see the trends, and bottom-up in terms of how to fill these trends in and how to make sure that we're effectively coping with these trends.

We want to get it right, and that's why we need the details.  And when we're ready, we will certainly be, kind, of updating you on our strategic plans and opportunities as we go.

But to take you through these focus areas.  First, being laser-focused on supporting our clients, building on the positive momentum that we have in 2020.  It would be a waste if we lose that, so we'll have to keep delivering on the trust the clients put in us and in our brand.

I think UBS, like many firms, but here, there's quite some upside opportunity.  If we truly work all together, if we truly work seamlessly together and seamlessly deliver a whole firm to our clients.  When we focus on their needs and their experience and we look at how to fulfil those needs, regardless of which business division has the right solution, that is where we can make the difference. We hear this from many clients, and we can improve on that.  And that's what we will be working on.  And that's probably the #1 priority for us is how can we be “one UBS.”

Now UBS also has a strong culture, but we also need to evolve this culture, to be more flexible, to be more agile.  And that will first benefit our clients, but it will also help us to respond to change faster as well.  In order to be more flexible and agile, I think we have to operate in a more simple form.  We have to be a little bit more pragmatic, take decisions faster.  We'll need to empower people and make them more accountable as well.

Then on the efficiency side, it's clear the self-funding investments for growth has become a necessity for any bank to be successful today.  For that, we'll have to operate even more efficiently going forward. That means driving operating leverage and making optimal use of our scale, being relentless when it comes to discipline around costs.  We'll have to be critical in what we invest in.  We'll have to systemically crowd out the investments that are not delivering, or that are just not good enough or are just not strategic enough.  So that's where I think we can further improve.  I'm keen on building our next -- our edge in sustainable finance.  It's a strength.  It's a super opportunity.  It's something we firmly believe in across the whole firm, so I think that's what we have to work on.

And clearly, technology today already plays a central role here at UBS and I see some real good practices in that, in the technology area itself.  But also in applying technology, for example, in our Investment Bank, clearly, at the front of some of these developments there.  But we have to -- and I think we're able to take advantage of the consistent investments that we made to date.  We'll have to reap these benefits.  We should and have to be a winner in the digital-led recovery.  And the only way to do that is if we turn technology from an enabler, something that is at the end of the decision-making process, to making technology a differentiator, which is at the beginning of the decision-making process and at the beginning of how we improve our services to our clients.

Now lastly, as you may know, I'm a strong believer in purpose-led organizations.  So the first thing I've picked up here, literally in my first week is, "Okay, guys, where are we on purpose?  Where is our true DNA?  Why do we come to work?  What is behind the -- how we do things here, why we do the things we do here?"  It's truly important to get that sense, to get that up.  It's a big project that we're working on.  And I'm sure once we get it, it will really guide us and give us direction as an organization for the future. Now if we get these things right, I'm convinced we can consistently deliver on leading shareholder returns.

Now, to close, I'd like to -- since this is also the end of the year, I guess, and not, not the easiest of years, I'd like to thank everybody at UBS for their dedication and work over the past 12 months.  I know some of them in difficult personal circumstances, our employees went out of their way to serve our clients, support each other, support their communities while managing the firm’s risk, liquidity, capital or to maintain our financial strength.

2021 is already shaping up, and it's already shaping up to become quite an eventful year with what we see across the globe.  But I'm convinced that also this year, we can positively differentiate ourselves.

With this, let me hand over to Kirt to take you through some more details before we get to Q&A.  Thank you.

Kirt Gardner

Slide 12 – FY20: Driving positive operating leverage

Thank you, Ralph.  Good morning everyone.  I would also like to join Ralph in extending my hope that you and your families are healthy and coping well with the current challenges that we're all facing.

Net profit for the full year was 6.6 billion, translating into a 17.6% return on CET1 capital and nearly 13% return on tangible equity.

PBT of 8.2 billion was up 47% driven by 10 percentage points of operating leverage before credit loss expenses, and this improved our cost-to-income ratio to 73%.  Three out of four regions were up year-on-year, with the Americas delivering the largest contribution to Group PBT.

Slide 13 – Executing on our cost strategy

Turning to expenses.  As we’ve said before, under an operating income growth scenario, we aim to manage to flat costs, notably excluding variable compensation and key one-time items, to drive positive operating leverage.  And as Ralph referenced, and what you can see here on this slide, this is what we indeed did deliver in 2020, with year-over-year, operating expenses excluding variable compensation and FX were flat and also as we funded over 1 billion investments with savings during the year.

With the events over the last year limiting travel, this gave us a natural offsetting factor for increased expenses and investments that were also directly related to COVID.  Examples include the one-week additional salary granted to our less senior employees as a thank-you from us in October, or suspending staff reductions during the pandemic, which also means we start 2021 with a higher run-rate than we originally planned.

Slide 14 – 4Q20 net profit USD 1.7bn; 17.5% RoCET1

Turning to the quarter, PBT and net profit both more than doubled year-on-year.

PBT reached 2.1 billion, with the 16% increase in revenues and a slight reduction in costs driving a 13 percentage point reduction to our cost-to-income ratio to 74%.

With net profit of 1.7 billion, our return on CET1 capital was 17.5%, even after we added 4 billion, or more than 10%, to our capital base over the last 12 months.

Slide 15 – Global Wealth Management

Moving to our businesses.  For the full year, Global Wealth Management recorded pre-tax profit growth in every region, and a 20% increase globally.  The Americas and APAC both reached new highs, with APAC above 1 billion for the first time.  We’ve been diligently executing on the plans that Tom and Iqbal set out a year ago, and this is an important driver of these results.

In 4Q, PBT was up 22% year-on-year, partly on higher invested assets that passed the 3 trillion mark for the first time, as well as transaction activity and loan growth.

Expenses were down 1% against 3% higher revenues, leading to a 3 percentage point cost-to-income ratio improvement.

We had another quarter of high net new loan volume at 8 billion, with the largest contribution from the Americas, and also good flows in APAC and EMEA.  For the full year, net new loans were 26 billion, consistent with our strategic focus on this growth lever.  The quality of our loan portfolio remains high, and we have achieved this substantial loan growth without increasing risk on a portfolio level.

We continue to gain momentum with our “one UBS” initiatives.  Our separately managed accounts initiative in the US drove 26 billion of inflows into Asset Management in the quarter and over 62 billion since inception at the end of 2019.  And GFO income across GWM and the IB was up 25%, as you heard from Ralph.

Slide 16 – Global Wealth Management

Recurring fees grew 5%, driven by higher average invested assets.  This was partly offset by lower margin, mostly as a result of flows into funds and mandates with lower fees, a trend that we’ve highlighted in prior quarters.  Sequentially, recurring revenues were also up 5%, supported by growth in invested assets and 13 billion in net new mandates.  Market performance was one of the drivers of the double-digit growth year-on-year and sequentially in invested assets, which includes around 1.5 trillion of invested assets in accounts with direct investments and cash that do not generate additional recurring fees; hence, having some impact on our margin.

Net interest income was up 2% from 4Q19, and 5% quarter-on-quarter.  Sequentially, higher lending net interest income offset lower deposit net interest income.  On the lending side, we had higher volumes, and margins improved.  Despite the increase in deposit volumes, deposit income decreased on lower margins, mostly due to lower US dollar interest rates.

For the first quarter, we expect to offset the pressure from lower interest rates with continued positive lending net interest income, and anticipate around 1 billion of NII.

Transaction-based income would have been up 9%, excluding the 75 million fee related to a shift of business that P&C paid to GWM a year ago.  This is our best 4Q since 2014, reflecting continued high levels of client activity, mainly in the final two months, as clients remained on the sidelines in October ahead of the US election.  Looking ahead to 1Q21, while we can expect normal seasonality sequentially, the year-on-year comparison will be impacted by the unusually high trading volumes in 1Q20.

Coming into 2020, Tom and Iqbal repositioned GWM to get closer to our clients and bring them more tailored services and solutions, as well as more of UBS’s full capabilities.  This focus is clear in GWM’s full-year results.  Reported profit before tax rose to 4.1 billion, up 20% year on year, with profitability growth across all regions, including double-digit PBT increases in Switzerland and EMEA, and record results in Americas and APAC.

Slide 17 – Personal & Corporate Banking (CHF)

PBT for P&C increased by 4% to 318 million francs.

Operating income was up 3%, mainly reflecting higher transaction-based income as 4Q19 included a 73 million fee paid to GWM related to a shift of business that I also referred to in GWM.  Excluding the fee, transaction-based income would have been down 32 million, on 40 million lower income from credit card and foreign exchange transactions, as a result of reduced travel and leisure spend abroad by clients due to COVID.

NII came down on lower deposit revenues, mostly related to US dollar rate headwinds on our corporate and institutional clients, but also reflecting continued drag from negative Swiss franc and euro rates.  Excluding a shift of business early in 2020, loan NII was slightly up, as volume increases offset margin contraction from increasing competition.

Net new business volume growth in Personal Banking was 4.8% for the quarter and a record 6.9% for full-year 2020.

As part of our continued focus to digitize our Swiss universal bank, and recognizing accelerated preferences of our clients to access our services through digital channels, we announced that we would close 44 smaller branches in first quarter ‘21, after having already closed around 30 branches in 2020.

We will ensure that our clients remain well served with continued enhancements and broader access to our leading digital channels, and other improvements to our remote services.

Slide 18 – Supporting the Swiss economy

As Switzerland’s largest universal bank, we prioritized supporting the Swiss economy and its people throughout 2020.

Apart from our swift and effective deployment of the government-backed loan program, we were active in deploying our balance sheet and providing advice to help them through these challenging times with 6 billion in net new loans to our corporate and personal clients.

We have contributed relief through donations, increased employee volunteering, while partnering with organizations that provide counselling, health support, and education in Switzerland and across the communities in which we operate.

Slide 19 – Asset Management

Asset Management had another exceptional quarter, capping off a successful year.  4Q PBT more than doubled to 401 million dollars on 40% higher operating income and flat costs.  Full-year PBT was up 66% to 884 million, excluding the Fondcenter gain in 3Q20 of 571 million.

4Q performance fees increased by over 150 million to 255 million, mainly driven by increases in our Hedge Fund Businesses, as a result of strong investment performance in a constructive market environment and annual performance fee recognition for certain products.  This was the highest level we’ve seen in over a decade.  Next quarter's performance fees are likely to be more in line with the level that we’ve seen in prior first quarters.

Net management fees were up 14%, as we benefitted from the higher market levels and continued net new run rate fee momentum, reflecting both the strong volumes and quality of our net new money flows.

We had inflows of 38 billion excluding money markets, and invested assets passed the 1 trillion mark in November for the first time.

Slide 20 – Asset Management

We’re benefitting from our consistent investments and strategic execution in our Asset Management business.  We’re driving growth with new ideas and investment content, with recognition for our success and performance from various surveys, notably in APAC and the Sustainability space.

Clients are also recognizing our differentiated capabilities and innovation, and we see it in the net new money inflows of nearly 80 billion during 2020 or a 9% growth rate, with positive contribution from all channels and regions.

Slide 21 – Investment Bank

The IB delivered its best 4Q PBT in almost a decade.  Full-year PBT was 2.5 billion, up over 200%, and return on attributed equity was nearly 20%.

For the quarter, Global Markets revenue increased by 21%.  Derivatives & Solutions was up 40%, driven by Equity Derivatives and Credit.  Execution & Platform improved 25%, with higher client activities in cash equities, particularly in the Americas and APAC.  We also believe we have once again gained market share in electronic trading in FX.

Global Banking was up 33%, with a significant increase in Equity Capital Markets and Advisory.  ECM was the main driver, with increased IPO and follow-on issuance in the US, APAC, and EMEA.  Within Advisory, our M&A revenues rose, outperforming the fee pool in all regions.

The IB's cost-to-income ratio improved to 71%, as income grew by 25% and operating expenses decreased by 13%.  Expenses in the prior-year quarter included over 200 million charges from restructuring and a goodwill impairment.  Excluding these, operating expenses would have been flat.

Slide 22 – Investment Bank

Throughout 2020, we maintained our focus on deploying capital with discipline and for appropriate returns, and this is best illustrated by the comparison to our peers.

Slide 23 – IFRS 9 credit loss (expense) / release

Our credit losses for the quarter were 66 million, with 33 million in stage 1 and 2 releases more than offset by 99 million in stage 3 impairments.

The stage 1 and 2 net releases resulted from a combination of book quality, including exposure migrating to stage 3, and book size movements, as well as model updates during the quarter.  Updated macroeconomic factors informed a further release in expenses.  However, as in the third quarter, we considered such a release premature and applied post-model adjustments to overlay and fully offset these effects.

Slide 24 – Capital and leverage ratios

During the quarter, we increased our reserve for buybacks by 500 million to 2 billion.  At year-end, our CET1 capital ratio was 13.8% and our CET1 leverage ratio was 3.85%, excluding FINMA’s temporary exemption for sight deposits at central banks.

Slide 25 – Committed to delivering attractive capital returns

I’ll finish my remarks with an update on capital returns.

For 2020, we will propose a dividend of 37 US cents per share, representing a total accrual of 1.3 billion.  In addition, early in 2020, we completed 350 million francs of buybacks, and as I just referenced, we also established a further reserve for buybacks of 2 billion dollars out of earnings.  In aggregate, this is 3.7 billion dollars.

We will resume buybacks tomorrow, initially completing the remaining 100 million francs under our current 2 billion franc program.

We are establishing a new 3-year, 4 billion franc buyback program.  Once this is in place, we plan to repurchase up to 1 billion [edit: dollars] in shares during the remainder of 1Q.

With that, we’ll open up the line for questions.

Analyst Q&A (CEO and CFO)

Andrew Coombs, Citi
Good morning.  Two questions, please.  Firstly, on some of the points you made on strategy on Slide 11.  I know one of your key focus points throughout ING was to focus on primary customers in order to drive profitability.  And yet your -- on the slide, you talked about growing the client franchise more broadly.  So perhaps you could comment on that.  Do you see more opportunity if you were to go down, say, the global family office route?  Or is there more opportunity if you were to extend My Way to a broader mass affluent client base, for example?  So that would be my first question.

Second question on the buyback.  The CHF 4 billion of buybacks.  I’m quite surprised you've come out with a 3-year target.  I thought you’d keep the 2021 guidance and perhaps update the market on the 3-year target post the French tax ruling in March.  So just interested why you felt the need to come out with that buyback number today?  And also if that's a hard and fast CHF 4 billion or if that might change over time? Thank-you.

Ralph Hamers
Thank you, Andrew.  I'll take the first one, and then Kirt will take the second question.  So indeed, at ING, we were very much focused on primary customers.  And the definition there was a customer that basically saw that bank as their primary bank to turn to for their normal banking business.

I think UBS is not a normal bank from that perspective. So the way we, and I, look at how to grow the client franchises  – but clearly, the wealth client segments, the different segments are of true importance to see what it is that we can do for them at scale.  Which basically means that in some countries, we can have a much broader product offering where you have an onshore scale opportunity, but in some, you won't have that.  And if we don't have the onshore scale opportunity, we would certainly want to be an important bank for those clients, but we would seek collaboration and joint ventures like we're doing in Brazil, for example, and in Japan as well, where the underlying normal banking need, if that is what you may want to call it, is provided by the local scale player, whereas the additional wealth aspect of dealing with the clients could be in lending in order to support an investment portfolio, could be in advice on investments, could be on global investment opportunities, that is for us to provide.  So that's the way we think about it.

So where we can have the full slate of product like we do in Switzerland, we will certainly offer it, because we can reach our own global -- our own scale.  If that is not the opportunity, we won't and we will just focus on those things that we globally can then have scale in.  Kirt?

Kirt Gardner
Yes.  Thank you, Ralph.  And good morning Andrew.  Just to clarify, the CHF 4 billion program is a 3-year program.  It is not a 3-year target.  Clearly, we have flexibility to repurchase more than that 4 billion over a 3-year period.  And once we complete the repurchases under the 4 billion program, we can open a new 3-year program.  The requirement in Switzerland is that all programs are, by definition, 3 years.  Also, I would note as well, there is some technical requirements as well that you cannot open up the program where the potential repurchases would exceed up to 10% of your share count.  That also informed overall the size of the CHF 4 billion program that we're currently in the process of confirming.

Andrew Coombs, Citi
Very clear, thank-you both.

Kian Abouhossein, JP Morgan
Thanks for taking my question.  Congratulation, Ralph, to a strong first start.  I have two questions.  The first one is related to the Corporate Center.  And clearly, you have done -- or confirmed a management change, clearly, that opens up a position within the Corporate Center.  And I just wonder, first of all, who or what kind of person, or how do you expect the Corporate Center to be managed in the future?  Are you looking for somebody to run it?  Or how else will you manage it?  And in that context, how do you think about the heavily centralized cost base around Corporate Center within UBS and how it should be run in the future, going forward?

In the second point, I'm interested around the businesses that might be not big enough that need to get bigger, or might have to get exited.  Can you talk a little bit about business specifically where you think there could be potentially changes to be made in order to improve performance?  Thank-you.

Ralp Hamers
Thank you, Kian.  Well, on the Corporate Center, it's an interesting one, as it happens just to be called Corporate Center.  And then it gets some kind of an attention that this is to be regarded as overhead, which it is far from overhead because the Corporate Center that you refer to, the COO function, the Group COO function is literally where all of our execution activities reside, where all of our IT activities reside, and clearly, both are for the benefit of our business and for our clients.

Now having said that, in the past and I think for the right reasons, UBS has been looking at how can we find the synergies managing these operational areas and these IT areas across rather than per business division.  Then there was a shift to make it more business division aligned, which is something that we have been working on for the last 2 years.  And now the jury is a bit out.

And I'm undecided as we speak, in terms of, okay, is this the moment that you go completely horizontally, but basically it starts with the clients and then you do your front-to-back full optimization, and you get technology to work and digitalization to work on each and every client process, both in improving the client experience as well as improving the efficiency?  Or do you continue to look for the cross-operational activities and cross-technology activity synergies.

And I think it will always be a matrix, honestly. Whether you go more on the horizontal one, but then you need the vertical alignment on standards, on how you manage this or you continue to be more vertical, but then you would need to ensure that there is an alignment the way we currently have it.

So it's certainly subject to the discussions that we currently have and is certainly determined by some of the tweaks we may want to make in the strategy.  Having said that, it is an area of utmost importance for further opportunity, for scale as well as improving the differentiating client service that we can deliver.

And that is also why the slot at GEB level is not replaced yet.  Because I don't want to kind of front-run a decision around how we as a team want to take the next step in that.  And I'm very happy that, that Sabine takes the Swiss challenge on her, as to how to take the Swiss business to the next level, where a lot of transformation and digitization needs to happen, as we know.  And that gives us all the time to really look at to how we want to organize.  So bear with me a bit there.  But I see benefits in both ways.  And so in the end, it will always be a bit of a matrix.  That is one.

And then the other side, the other question is about have I already identified areas where we can either scale up or where we basically feel we can't get to scale.  Well, I think we have to -- we have come to a conclusion, for example, in the Austrian Wealth Management case.  So basically, and this also kind of ties into my answer to Andrew earlier, which is that you have to look at what kind of scale can you accomplish from an onshore perspective versus what is the scale that you can accomplish with services that you can do cross-border and offshore.  And I think that's where some of the optimization can happen and that's certainly what we are looking for as well.

Kian Abouhossein, JP Morgan
Thank-you.

Anke Reingen, RBC
Thank-you for taking my questions and welcome to Ralph to the UBS calls.  Just 2 questions, please.  Firstly, on the cost control, which was obviously very impressive, I thought, in 2020.  And I just wondered what do you see in terms of flexibility for -- on revenues not quite as strong and might come down on 2020 in order to drive cost flexibility?  I mean looking at the variable expenses, you said it's up $500 million or 150 ex the one-off.  And obviously, general expenses were down from on $5.3 to $4.8 billion in 2020.  So just I'm trying to understand your cost flexibility in light of if revenues would come down.

And then secondly, on the comment you would provide a strategic update in Q2 and beyond.  Just trying to understand in terms of your targets with focus on “beyond”, should we think about more evolving, flexible targets?  Or will you start with a certain area and add to other areas going forward?

Ralph Hamers
Okay Anke. I will take the second question, and then Kirt will do the first one.  So on the second question, no, it's just that this is the first time I do results.  It's a bit early for me to come up with a complete strategic update in terms of direction, focus points as well as financial targets.  We are working on this.  We do expect to be able to come up with an update in the second quarter.

And then around the strategic updates, you should see that more -- that certainly, we will give you a strategic update.  But in view of many of the things that are still happening in the world, I mean, the world is certainly not a stable place.  And see, and actually depending on how the economies really get through this pandemic, depending on how some much geopolitical tensions work out, you should expect from us, even after a strategic update, a more agile way of working with our strategy.  Not so much as the endpoint that we see, basically the zoom-out perspective, but certainly, the zoom-in perspective as to what do we do in the next 3 months, to 6 months, to 12 months in order to get to the end perspective.

So that's a little bit the style of how I work.  That's what I think one needs to do in a world that is changing at accelerating speed. So that's certainly what you could expect in terms of actions being taken.

Now if it comes to the financial targets that come with a strategic update, we'll see in the second quarter where we are on those and how we can kind of firm them up.  With that, Kirt?

Kirt Gardner
Yes.  Thank you, Ralph.  Good morning, Anke.  In terms of our overall cost management, and we've discussed this before, if you think about the flexibility that we have in an environment where we see challenges on the top line, naturally, the most flexibility is in variable and FA comp.  And just as you saw variable and FA comp up in 2020, a year when we saw good operating income growth, if we saw operating income down, you would I think, accordingly, see reductions in both of those lines.

In addition to that, if you think about other areas for the flexibility, and you saw this in 2019 when we had a more challenging environment, we announced immediately at the beginning of the year that we would see $300 million of related costs come down during the first half of the year.  It clearly relates back to pace of our investments, and that's something that we would certainly scrutinize quite closely.  Some of the other areas, frankly, as a consequence of COVID, are already at all-time lows, and that includes T&E, marketing spend, consulting spend.  Right now, all of those lines are exceptionally low.

On the other hand, of course, if we were to look at the need for further flexibility, we would consider layoffs naturally.  I commented in my speech that we have purposely postponed layoffs in response to COVID, but that is something that would have to be brought back into focus.  And clearly, any layoffs would also come with an additional expense, a restructuring expense that you would see in the period itself that we executed on the layoffs.

Anke Reingen, RBC
Ok, thank-you.

Jeremy Sigee, Exane BNP Paribas
Thank-you, good morning and welcome to Ralph from me as well.  I've got 2 questions, please.  The first one is, if you could come back to the topic of gross margins in the Global Wealth Management business.  I think you commented on some of the lag effect of new money coming in.  But if you could talk a bit more, in particular, about the Swiss business and also the Asian business, which seemed to have had the more striking declines in revenue margin in the quarter, that would be very helpful.

My second question is, and this is partly to inform the capital discussion.  Just if you could give us an update on litigation in terms of the timing when you expect any developments around the French tax case, but also the US RMBS case in terms of the DOJ, but also any comments on civil cases, which have sort of become topical after Credit Suisse's news flow.

If I could also just add a request linked to the discussion earlier on about the Corporate Center, if you could think about allocating the Corporate Center more fully to the divisions, I think it would be beneficial.  It's frustrating for us that all of the divisional returns are much higher than the Group return.  And I don't think it can create clarity in your internal discussions as well.  So you don't need to comment on that.  It's just a request.  But the 2 questions then are margins and litigation, please.

Ralph Hamers
Well, I can actually start with your third comment, Jeremy, because I do think that -- I mean to a large extent we do this, but it's -- I think in the end, you have to kind of show the true cost of operating.  So I can relate to your suggestion there.  Because if you want to have the full incentive for people to see where they can further decrease cost or increase further efficiency, on a relative scale basis, I think it is important that you see those pictures.  Management accounting, they see it.  So it's not like it's not there.  But it's certainly one of the things that we're collectively looking at, and it's also a request from the business in order to see that.

Now on the gross margins, if it comes to the Swiss business, as Kirt alluded to, there has certainly been pressure on the NII coming from the replicating portfolio on US dollars.  We've seen that in the past in the Swiss francs, clearly.  We do expect two more quarters maybe of pressure there from the Eurozone perspective.  What are we doing with that?  So the first thing is we have started to introduce deposit fees.  We've also announced that as of mid-year, we will start charging negative rates on deposits beyond CHF 250,000 in the Swiss business.  Then we are looking at introducing investment opportunities to our clients as alternatives to keeping deposits with us.  And of course, it is also the other way on the NII side, at least to compensate for margins is very much also to look at your loan business and whether you can increase some of your margins there, which is what we do see, by the way.  We see healthy margins coming through on the Wealth Management side across.  But the low, if not negative, rate environment, has this pressure on margins on the NIM side.  But on the Wealth Management side, most of that has already been kind of taken on over time, dollar and Swiss francs perspective.  Kirt, if you could?

Kirt Gardner
Yes, maybe I can extend some comments, Jeremy, on the Wealth Management gross margin.  I think as -- of course, we saw during the quarter, there was an overall reduction in the margin.  And the broader comments I made in my speech.

First of all, we do continue to see sales overall into new mandates that come in at a lower margin relative to the back book.  I think in addition to that, within the non-mandate dynamics of the business, we also see in the US, for example, a reduction in trailer fees as we place clients into C Class shares versus A Class shares [edit: place clients into A Class shares versus C Class shares] in response to Reg 2b [edit: Reg BI], which we view is in the best interest of our clients.

Now, for the quarter itself, because of the very significant growth in invested assets that were up almost 10%, my comment around the dynamic whereby we have $1.5 trillion in investments from clients that do not attract additional recurring margin also had an impact overall on margin.  And this dynamic particularly was evident in Asia Pacific.  First, I would note, we managed the business for PBT.  So what is most important is on a full year year-on-year basis, our PBT is up 20%.  We're very pleased with that.  Now in Asia Pacific, actually, our PBT almost doubled.  It was up 90% year-on-year.  However, at the same time, our invested assets in that region were up 500 -- up 24% to $560 billion.  And given the fact that we have the highest concentration in transaction revenue and only 13% mandate penetration, you saw this margin dynamic play out in Asia Pacific.

Finally, in terms of the Swiss business, one of the things you have to look at year-on-year that I referenced is that there was a $75 million fee that was paid from P&C to GWM a year ago, and that also had an impact year-on-year on our overall transaction margin.  But absent that fee, our transaction revenue was up 9%, again, which is what is most important to us.  And the –

Ralph Hamers
 – capital versus litigation.  The capital plan versus litigation.

Kirt Gardner
I mean how we look at all risk events, Jeremy, is naturally, we consider our overall deployment of capital and we think about the pace of deployment and return of capital to our shareholders in light of any kind of risk event that we have on the horizon.

And so the announcement that we were going to repurchase up to $1 billion, clearly, we're sitting on quite significant excess buffers.  There's the $2 billion of reserve that we built.  And if you look at the 80 basis points, the 13.8 versus 13%, that suggests another $2.4 billion of buffer.  We will naturally, of course, see and observe the outcome of the French case in March, which is scheduled from March 8 to March 23 [edit: March 24].  And that, of course, will inform how we think about the pace and timing of buybacks beyond the French case.

Ralph Hamers
And just to conclude that on the RMBS case, because you refer to that one as well.  I just wanted to kind of clarify our legal position.  It's different from some other colleagues.  We've already settled most of our private cases related to the RMBS matter.  So what is left is the FIRREA matter.  That is the remaining one.  And basically, we have just started discovery on that one.  And we expect this to be a ’22-’23 event more than anything else.

Jeremy Sigee, Exane BNP Paribas
That’s really helpful, thank-you very much.

Stefan Stalmann, Autonomous
Yes, good morning gentlemen and welcome again, Ralph.  I actually have only 1 question please and it comes back to the point of variable compensation, the $500 million roughly increase year-on-year.  But again, if you take out the accelerated amortization of deferrals, from an employee's perspective, there's probably hardly any increase in the bonus award in a year where you generated more than $3 billion incremental revenue, underlying incremental revenue.  So those are obviously very, very advantageous operational leverage metrics.

Do you think that's sustainable?  Is basically the bonus pool now, for all intents and purposes, fixed both to the upside and the downside on the revenue side?  Maybe you could comment a little bit around this.

Also on the question of whether there has been, let's say, political considerations in keeping the bonus pool lower than it would have otherwise been.  And maybe you can already hint whether there has been a change in the cash versus deferral mix in your 2020 award?  Thank-you very much.

Ralph Hamers
That's a lot of detailed questions, Stefan.  So clearly, the bonus pool is not fixed, and it is also -- and it is really related to our performance.  So the change that we did this year, we basically did a change from variable for fixed this year.  And despite that, we have been able to keep our operational expenses before variable compensation flat.  So that's really a good accomplishment, so that's -- although it's not a full year effect, that is in there.

Then, we clearly have corrected the variable compensation pool for that, but the way we accrue for variable compensation is that we have our way of looking at the different performances of the different divisions, they each have their own kind of framework to accrue variable compensation, and if you take the full accrual, then we have kind of corrected that for whatever has gone into fixed away from variable compensation.  That's the way you have to look at it.

Now clearly, this year is a very good year from a revenue and a result perspective, and therefore, you see the variable composition going up.  Last year [edit: 2019] was certainly not a good year, and you saw that the pool was really down from 2018.  And therefore, you see it going up again this year.

Now the way we go about is, clearly, we pay for performance.  We have to kind of -- we are in a competitive business across the globe.  We'll have to take into account local market circumstances everywhere, which we do in terms of making sure that we are an attractive employer also from a compensation perspective.  But as said, also by Kirt, in terms of giving recognition to, for example, the pandemic, we have been awarding “thank-you” allowances to staff that are not eligible to specific variable compensation schemes in order to reward them specifically as well.  We've been really cautious in restructuring our company leading to specific redundancies, and we're really looking at how can we ensure that people find new jobs within UBS.  But clearly, you have to continue to transform and restructure because you can't stop to change vis-à-vis the client needs.

Having said that, at the same time, we've been really mindful of the fact that this is not a -- this is a time in which we have to ensure that people feel they have a good opportunity to find new positions within UBS. I hope that helps.

Stefan Stalmann, Autonomous
Yes, thank-you very much Ralph.

Magdalena Stoklosa, Morgan Stanley
Thank-you very much and good morning.  I've got 2 questions.  One is still about your kind of thinking about the capital returns and another one kind of focuses on the Investment Bank.

So of course, we talked about kind of various aspects of your announcement this quarter.  But I'm kind of a little bit more interested about your thinking slightly longer-term because, of course, 2020 brought quite significant changes from the perspective of the lowering of the dividend and a kind of higher share buyback numbers.  Now I'm interested in two aspects from here.  One, how do you think about your share buybacks versus valuation?  Because, of course, when you look at the kind of return on investment here, it is much more attractive to be buying back shares below book than above book, so just your thoughts there.  And of course, the dividend growth trajectory, how do you see that mix kind of shifting as we rebased in 2020 and you think about your capital generation going forward? So that's one.

And second really is about the Investment Bank.  Because, of course, 2020 revenue trajectory, plus 30% kind of year-on-year across businesses, very strong.  But we have kind of two things here when we think about the sustainability of it into ‘21-‘22.  From one perspective, you've actually entered 2020 with a restructured business.  So a part of the revenue, I think, uptick would have been structural.  But of course, a part of it was cyclical, the strength of the market.  How should we think about it into, let's just say, the next the next three years, the sustainability of that revenue profile, or maybe even a PBT level as we kind of look at it in its entirety?

Ralph Hamers
Okay. Magda thanks.  I'll take the second question, and Kirt will take the first one.  In terms of the Investment Bank, no, clearly – and that's not only for us, it's also for the other investment banks, as most of them have already come out with their numbers – 2020 was a particular “constructive year”, as we say here.  And so although we are not in the warehousing business, we are in a flow business, and if there's a lot of kind of rotation in the investments then a lot of flow come through our system, and we have to make sure that we anticipate on those client needs and we execute those transactions. So that has led to basically good performance across almost all areas of the Investment Bank over the year, whether it is the more prime brokerage business, and ECM and LCM business, whether it is the cash equities, the equity derivatives and specifically also in the fourth quarter in product lines as well.  So you've seen basically the investment banking working across almost all of their activities.

Now, if you are more a flow house like we are, and basically, we generate a lot of those flow on behalf of our clients rather than a warehousing house, we don't take as much risk as some of the others do.  And clearly, you will see some volatility with the markets being either quiet or not, and that will give rise to some volatility on the revenue side.  So how do you go about that?  In many different ways.

First, you make sure that you have those products in which you can actually generate the scale.  And to the extent you can't generate the scale, you have to improve the scale, or you have to make the analysis whether it was really necessary for your clients.  So first, it's very important to stay top in the equity business and the FX business because we know these are core franchises to all of our clients.  And we have to invest in these execution platforms.  And that's what we actually see coming as well.  There's a lot of initiatives around further digitalizing the execution platforms, and that with -- through which we further decrease our cost and get a scale opportunity.  We know that business very well.  We have a good team also on the digital effort there.  So I do think that can help us.

Now across all the other areas, you know it is really depending on where the market is.  But I can tell you that we're going into the new year with a good pipeline on the prime brokerage business as well as on the advisory business and you've heard it from other firms as well.  So on one side, short-term, we think that the markets activity will be quite elevated and that's good.  We see good pipelines.  Longer-term, it's all about how can we ensure that we stay top-3 to top-5 in those products that are truly important and how can we be efficient in it, and I think that's what we're actually looking at.  Kirt?

Kirt Gardner
Yes. Magda, just to address your question on capital returns.  I guess as we think about our mix and the decision to increase the proportion of capital return with higher levels of buybacks, we certainly consider our current valuation.  And as you highlighted, naturally, when we're trading below 1 times book, it's a very attractive time for us to buy back our shares.

But it's not just -- we don't just look at how we're trading versus book value.  We also consider what we think the fair value of the firm is and we reference our 3-year plan.  And if we believe that our 3-year plan suggests that we should be trading above what our current valuation is, it also informs for us it's a good time to repurchase shares.

But away from just valuation consideration, also, we like the fact that it gives us more flexibility. We can return capital when we have it.  We don't have to wait a year for our AGM to approve and for us to pay back a cash dividend.  It also gives us a better ability to manage our stress and how it impacts stress versus a cash dividend.  And then finally, it reduces overall the capital that we hold as we accrue our cash dividend going throughout the year, and therefore, the difference between tangible equity and CET1 capital.

In terms of our dividend overall, how do we think about dividend growth?  Our intention is to be progressive.  And for us, progressive could mean half a cent or a cent a share.  That's something that we'll look at is as we go through each year of what the right level of cash dividend is, but as I said, with the intention to be progressive, probably minimally progressive because we do want to optimize buybacks at this point.

Magdalena Stoklosa, Morgan Stanley
Great, thank-you very much.

Andrew Lim, Societe Generale
Hi, good morning, and a warm welcome from me too, Ralph.  So of my 2 questions, first of all, I'd like to press a bit further, please, on the French tax evasion case. You've committed to an official buyback program. And it seems to be the case that you're alluding to maybe differences in timing on buybacks depending on the outcome, but not to a change in the quantum.  I'm just wondering if you did have the worst-case outcome and the final 4.5 billion euros, would that not change the quantum of your buybacks and specifically the 2 billion for this year?  And then maybe tied on to that, what would the process look like going forward if you did lose that appeal?  Are there further stages in place where you could appeal that appeal?  And how long would that take?

And then secondly, Ralph, you've been noted for your success in growing digital banking at ING, but looking to Wealth Management, arguably people have this perception, maybe that digital banking or, let's say, a digital offering towards management clients hasn't really taken off in a way it should be.  Looking to UBS and maybe Wealth Management in general, do you see specific opportunities there to improve the digital offering for Wealth Management clients?  I appreciate your thoughts there.  Many thanks.

Kirt Gardner
In terms of our buyback program –

[No sound]

Kirt Gardner
Andrew, can you hear me?

Andrew Lim, Societe Generale
We can hear you.  I can hear you.

Kirt Gardner
Okay.  I'm not sure where we dropped off.  But as I mentioned, naturally, a worst-case outcome, which is something, as you would expect, we certainly model and we look at.  That, of course, would inform our buyback capacity just given how it would impact our overall CET1 ratio along with other factors.

Now finally, in terms of the French process, after the appeals court, there is one more level of appeal that we can make to – essentially the equivalent of the Supreme court.  And so we would look at the outcome of the French case, naturally, we would consider what that informs in terms of probability of potential outflow, and we would account for it accordingly.  And we would also take into consideration what we would view as any opportunity for us to appeal and how strong that case would be.

Ralph Hamers
Okay. Yes. So –

[No sound]

Ralph Hamers
– picking up a bit.  So maybe also on capital distribution, clearly, we generate a lot of capital.  And what you do as a firm is, okay, where can we deploy the capital in a -- with the right return and how can we build our franchise.  So that's where you see some of the lending coming in, and that's where we will allow Wealth Management and the P&C business to use some capital clearly.

But as Kirt said, we'll have to be kind of conservative around how we manage our CET1.  And then clearly, we generate a lot of excess capital, which we want over time to distribute then as well.

Coming back to the question, Andrew, on digital and where do we see the biggest opportunity for digital.  It's actually 3 areas, for the moment, at least in 3 areas.  I mean the opportunity for digital is almost everywhere in my view.

But the 3 areas that we're already looking at and where we can further, in my view, accelerate strategically, but also tactically, is in the Investment Bank.  As I said, we have quite some initiatives there in order to further digitalize some of these execution platforms and some of the services that we go through in those products, in those services that we know really well.

And the second one is clearly in the Swiss bank where the demand for perfect and really good differentiating digital services is increasing rapidly, and we really have to step up on those.  So that's what we need to do there as well.

And then also in the wealth manager, and you may find it strange, but I do think that if we do a very good job analyzing the data and applying artificial intelligence in understanding our clients better, in the timing of our clients better, in predicting their needs better, I am convinced we can further support our financial advisers, our client advisers to be much more supportive and effective with our clients, and with that being more productive as well, while at the same time, really investing in all of those core processes that support them and make them digital. Because they still lose quite some time in a lot of processing of the business they do.  And I think -- so the support of the financial and client advisers, making everything digital that you can make digital, but it's also generating the client intelligence to really support and to be personal, to be there at the right moment, to have a bespoke product offering and bespoke pricing.  I think those are the components that I firmly believe in we can improve and where we can support the wealth manager.

Andrew Lim, Societe Generale
That’s great, thank-you very much for that.

Jernej Omahen, Goldman Sachs
Yeah, good morning from my side as well.  Welcome, Ralph, to your first results call at UBS.  I just have 2 questions left.  The first one is on Page 16 of your presentation.  And what I'd like to ask here is the following.  So the loan volume went up by $12 billion quarter-on-quarter, $34 billion year-on-year, so that's an 18% increase.  You say in the commentary here that margins have expanded as well.  How do we tally this in an 18% increase in volumes, expanding margins, and only a 2% increase in net interest income?  If the explanation really is the lower deposit revenues in the US, that must have been one monster contraction of the deposit margin in the US  And then just a sub-question.  Given that the curve in the US is both steepening and rising, what -- how should we think about this for the coming period?  That's question one.

And then question two, on Page 22, the top-right exhibit, what does that show?  Thank-you very much.

Ralph Hamers
Could you repeat the second question, please?

Jernej Omahen, Goldman Sachs
Page 22, top-right exhibit, can you just explain what this actually shows?  I don't understand what the components here.  In the footnote, it says reported PBT divided by average attributed equity, but reported PBT of what?  So you've taken divisional PBT results of your US peers?  Or what have you done here?  Thank-you.

What message are you trying to convey with the top-right chart? I don't understand it.  Thank-you.

Kirt Gardner
Jernej, so maybe just in terms of your first question, so I think if you look at our deposit volumes, $348 billion in deposits.  If you think about the overall US dollar interest rate contraction year-on-year and how that translates into margin, that is a 130 basis point contraction in margin.  So when you apply that to this level of volume, you can see how there is a very substantial net interest income headwind across our US dollar book.

Now actually, the volume is helpful.  So the fact that we did increase volume does partially offset that contraction.  But that is a massive headwind.

Now offsetting that, as you rightly point out, we have the increase overall in lending volume, $34 billion year-on-year, your math is correct, $12 billion quarter-on-quarter, up 19% and 6%.  In addition to that, we did have some margin improvement.  So overall, the fact that we were able to offset that with a lower volume book and with less of a volume increase, I think, is, to me, is a strong statement about the performance of our net interest income and what we delivered over the year and what we expect to continue to deliver over the quarters going forward.  Now specifically, our loan net interest income on a year-on-year basis is up $152 million and up $52 million on a quarter-on-quarter basis.  So again, I think, quite significant momentum from our lending.

Ralph Hamers
Yes. Maybe Jernej, you have the margin compression on the full book on your balance sheet basically in dollars, whereas you have your margin improvement on your new production.  And that's -- those are the parameters that you have to work with.  So actually, we think it's quite an accomplishment what the team has done here.

Jernej Omahen, Goldman Sachs
[inaudible] Can I just add a question here.  So plus 18% year-on-year growth in loans.  I think you're doing what you said you would do here and then a bit more.  When you look forward, do you think UBS can sustain this pace of growth here?

Kirt Gardner
Yes. I mean our intention is to continue to very much focus on growth in our loan book.  Right now, as we look over the next couple of years, we just completed our planning process.  We actually do see that GWM, we believe that the plans are in place, the capabilities are in place, all the investments and the actions that we've taken over the next couple of years, the relationship and the joint venture with the IB around structured lending, we think we're well set up to increase.

And for us, if you look at our total loan penetration, you compare us, for example, to the other Swiss franc or to our US peers, you'll see that our loan penetration overall is well below our peers, and that also, I think, gives us good conviction that we can continue to take wallet share.

If we turn to Slide 22, I mean, overall, what we're trying to show is consistent with our model.  So we have a model where we hold relatively less inventory than our peers.  We take less market risk as evidenced by the overall VaR in the business.  And we're just relating that to revenue to show that our capital productivity and our productivity on risk that we deploy is, relative to our peers, is at the upper end overall and that helps to lead to very good return on attributed equity.  So we're just really reinforcing and we're providing proof points that our overall Investment Banking model works well and works particularly well in markets where there's a lot of volatility.

Jernej Omahen, Goldman Sachs
Right.  But can I just ask -- so I understand that.  But what I was asking, what does this actually show?  So you have taken divisional results of your peer group.  And you have divided them by allocated equity as reported, right?  So this is a divisional comparable?  Or what?

Kirt Gardner
Correct.  That's right.  We've taken divisional results of our peers. We've looked at the VaR they've reported, the revenue that they've reported and also the attributed equity.  And we've compared that on a like-for-like basis across our peers and, of course, looking at our business.

Jernej Omahen, Goldman Sachs
Thank-you very much.

Amit Goel, Barclays
Hi, thank you, and also welcome from myself, too.  So 2 questions.  The first one actually – just going back to the profitability, and obviously, a very strong set of results for 2020, especially given various headwinds.  Just trying to understand in terms of as you think about this going forwards and kind of looking at, say, Slide 7, profitability well above the targets.  Do you think the level achieved this year is -- or sorry, in 2020 is sustainable kind of going into '21 and beyond?  Or do you see it as a bit exceptional?  And how do you think about that when you're thinking about the targets?

And the second question, I mean, actually, I was going to ask on the loan growth, but actually maybe a slightly different one given the last question we just had.

On the IT, just curious, Ralph, obviously, when you've had a look at the systems or the processes, et cetera, just maybe a bit more detail in terms of what your thoughts are on the infrastructure and the IT that you see at UBS?  Thank-you.

Ralph Hamers
Great.  Thank you, Amit.  Yes.  So clearly, 2020, in view of the market volatility, the rotation in the market, clearly, it has worked for us in the Investment Bank. It also has worked for us in terms of being a very solid, very trustworthy, a very knowledgeable adviser to many of the clients through many of the clients who have entrusted more money with us and you see that all across.  So is the 2020 number in terms of growth and absolute level, is this one that you come back on going forward?  Not in full.

But underlying, we see a much stronger franchise across all regions, across all business divisions. I think that's what provides a foundation also for us, working on some strategic further strategic fine-tuning and how we can best kind of move forward.  And if that warrants further kind of update on the targets, on Slide 7, we will certainly take those along when we give you an update in the second quarter.  So that's one.

Then on the IT side, I think that clearly, I've put quite some time in it with the head of IT here.  I've gone through how we manage IT, how prioritize IT and how we -- where are we on infrastructure, et cetera, et cetera, et cetera.  And I think there is -- we do a good job -- if it comes to the ability to use cloud, how we move towards cloud, what can we do in the public cloud, what can we do in the private cloud, what do we want to continue to do on mainframes and all that.  So there's a story there, but there's also there areas of improvement and areas where we can really step up and be more efficient.  I think that will -- the way we go about our technology going forward.

If you look at the technology spend that we have, it's not like we need a higher spend per se going forward.  If you look at the benches, looking at technology spend versus revenue, we're right up there.  So I think that shows that we're not underspending in technology.

But I do think that we can kind of change the rhythm through which we take our investment decisions.  On a more quarterly basis rather than once a year, we allocate tech spend to the different divisions.  I think we have to optimize it across the different divisions.  We have to optimize across the different programs.  I am not a big believer in long-term programs.  Although you can have a long-term program, but you have to really set targets and milestones on a more short-term basis to ensure that you're delivering, that you're making progress, rather than after quite some time finding out that you haven't been able to deliver because that leads to impairments and basically not the benefit.

So on how we're doing in technology?  I think we're doing well.  What are we spending in technology?  I think we're up there.  I don't think it is we need to do more.  How we go about allocating technology spend, prioritizing technology spend and managing technology spend?  I think that's where the change will be -- the effectiveness of the spend.

Amit Goel, Barclays
Ok, thank-you.

Adam Terelak, Mediobanca
Yes, morning.  Thank you for the questions.  I had two on GWM margin dynamics.  Sorry to come back.  On the fee margin, I understand your point on the non-fee-earning AuM base.  But to have Q-on-Q margin erosion, that would suggest that element of the AuM is growing faster than that is earning the fees?  Or is it a fixed fee on those AuMs that doesn't grow so it gets diluted over the overall higher AUM base?  I'm just really trying to understand why the Q-on-Q margin pressure is there from a mix standpoint and how sustainable or whether we should extrapolate that further as the relative elements start to grow with rising markets?

And then on the NII front, you mentioned $52 million of higher revenues from lending Q-on-Q. Could you break that out into margin and new business?  I'm trying to understand how sustainable that $50 million would be and whether that's the sort of number we can start modelling if the loan momentum or loan growth momentum stays as it is.

Kirt Gardner
Yes.  Thank-you, Adam, for the question.  So just very simply, mathematically, if we have $3 trillion in invested assets, and within the $3 trillion, if there's $1.5 trillion that – where we have relationships with clients that are not contract-based, and so therefore, they don't attract recurring fees or they attract recurring fees only relative to like custody and some of the other services we provide to them.  So therefore, when we see an increase in markets and we see those assets appreciate, we're not seeing a corresponding increase in recurring revenue.  So therefore, the recurring revenue that we are receiving and where we do see an increase is being allocated over a larger invested asset base, and mathematically, that just results in some erosion in margin.  So quite straightforward.

In terms of the net interest income and what you should expect to see going forward.  I mean, I'm not going to break down the details, frankly, of the $52 million.  As I said, that's reflective of the lending that we did leading into the fourth quarter, in addition to partially reflecting the additional $8 billion of loans during the fourth quarter, along with some margin expansion.

Adam Terelak, Mediobanca

Okay.  So we should expect mechanical margin pressure if we continue to see market carrying up AuM on a multi –

Kirt Gardner
I think what I indicated is -- and I think what's most important is that we still expect to offset incremental quarter-on-quarter US dollar interest rate pressure or net interest income on our deposit book through continued increase in net interest income from our lending.  And as we look at Q1, we would expect net interest income of around a billion.

Adam Terelak, Mediobanca
Okay. And then on the fee side, the carry-on the fees is always going to be lower than the AuM if markets are positive in green?

Kirt Gardner
Yes.  I mean it's a given that we have a portion of our relationships that are transaction-based only and don't incur recurring revenue.  When we see appreciation, that's going to provide margin pressure.  But also when we see, actually, valuations come off, you would expect to see some recurring margin benefit.  But it's pretty meaningless, which is why we report – or we focus on growth in operating income and PBT.  We think it could be very misleading if you start to get involved in all the different mathematical impacts and dynamics that go into margin overall.

Adam Terelak, Mediobanca
Right, very clear, thank-you.

Nicolas Payen, Kepler Cheuvreux
Yes, good morning, thank you for taking my questions.  I have 2, please.  The first one is on transaction income.  In Wealth Management, where you have had a very strong year, and how much of that do you think is sustainable?  And more particularly, how much of that is due to the joint venture between the IB and GWM?

And the second one would be in Asia.  There you have PBT, which almost tripled in IB, almost doubled in Wealth Management.  So what should we expect from there?  Should we expect the same kind of trend or decrease in PBT for next year?  Any outlook on this region will be appreciated. Thank-you very much.

Kirt Gardner
Yes.  In terms of GWM overall, I mean, clearly, the -- if you look at what we could drive and control, it's the flows and the volumes.  And you see it's a very strong momentum in lending.  You'll also see the strong momentum in net new mandates.  And you see our focus on transaction revenue, and that's something that's going to continue as we go into 2021.  Away from that, of course, were also impacted just by movements in equity markets, just given the significant leverage of recurring revenue.

Now the IB and GWM and the kind of the One Firm revenue overall, that was an important part of our 2020 results.  You saw we highlighted GFO growth of 25%. I think more broadly, our One Firm revenue was up 17%.  And clearly, that is growing faster than overall operating income by a fair bit.  So we would expect one of the growth drivers for us going forward to actually be the revenue that we generate across the firm.  And we would expect that to continue to grow faster than the GWM-only revenue.

Now in terms of PBT in Asia Pacific.  We still expect, if you think about the structural trends in Asia overall, that indeed is going to be our growth region going forward, and hence, the reason that we play such strategic emphasis on Asia.  And it is important for us to see growth in Asia to -- in order to see growth overall for GWM.  And so yes, we think that while there's going to be cyclicality.  We see that.  We see years when Asia does less well.  We think the trend over the next 5 years is going to be for strong growth out of Asia Pacific, particularly in Wealth Management.  And we expect to remain the leader over that period.

Ralph Hamers
Yes. So if you look at -- from a Wealth Management perspective, where is it that you want to be and need to be as a global wealth manager.  Asia is where the growth is and where the pool will grow the fastest.  And the US is where the pool is right now, and that's why it's also important for us to be there.  But Asia is certainly the growth region.  Will this year be -- see the same parameters as last year?  I think on the GWM perspective, why not, because this is a combination of a demographic trend and a further kind of improvement in the middle class economy with pushing up also some on the wealth side.  On the other side, we also had a tremendous strong year, tremendously strong year on the Investment Bank in Asia.  And yes, that maybe a bit more volatile.  But if there is one area as well where the One UBS truly comes across to our clients, it is Asia in general, and I think they work very well in order to make it work.  And it is certainly the success formula for our Asian clientele.  And there is quite some growth potential.  That's also why that's a specific work stream out of the 14 workstreams that kind of I mentioned. Growth in Asia Pacific is a crucial one for us.

Nicolas Payen, Kepler Cheuvreux
Thank-you.

Jon Peace, Credit Suisse
Yes, thanks.  Can I just ask a couple of clarifications please?  So firstly, when you talk about leading shareholder returns on Slide 8, do you see yourself in a European banking peer group or in a global bank peer group?  And do you intend return on CET1 still to be your primary metric rather than return on tangible equity?

And then the second question is, do you expect to hear the results of the French tax appeal soon after the March hearing?  Or could it be late a few months?  And just technically, is the idea that you would pause your buyback after Q1 pending that decision?  Thank-you.

Ralph Hamers
Jon, yes, so on the French case, we actually don't know.  As you said, it starts on March 8.  It will last until March 24th, I think.  And normal procedure is that, at that moment, we get a date at which we will hear the ordeal, so I can't really look into the future there as to what that period will be.  But we will know on the 24th.  So that's one.

In terms of return on capital, CET1 capital, it is the parameter that we currently have.  This is not the moment to change these things.  Clearly, in going through our strategic updates, we're also looking at that and where we see return on capital going.  But we are in Europe, and a lot of our businesses also outside of Europe.  So let us certainly kind of be better than Europeans, and have an ambition to be there with the others.

Jon Peace, Credit Suisse
Thank-you.

Tom Hallett, KBW
Hi guys.  A couple of questions for me, please.  I was just wondering what your strategic intentions are in Asset Management?  In the presentation, you mentioned the benefits from scale for clients.  And M&A is clearly becoming a big theme for peers, particularly in the US, which do seem to embracing the scale but also large strategic shifts.  So I'm just wondering or curious at what stage does UBS need to change tack and inorganically grow the business?  And what conditions would need to be met to become more open to such a move?

And then secondly, I know we're only a month into the new year, but I'm just wondering how clients are engaging and positioned as been well across regions, particularly in the context of the reflation trade?

And can you also just remind us what RWA impact we should be expecting within CET1 over the coming year?  Thanks.

Ralph Hamers
That's a handful, Tom.  Let me start with the first one, on Asset Management, but I'm going to generalize a little bit here.  So clearly, we start our exercise from a position of strength.  You can see that the results that we have this year and not only in PBT, but also invested assets and also on the asset manager is very clear that what Suni is doing is truly very successful in growing the franchise and making the right decisions around what new product needs to be there.

So the sustainability call is certainly one that came from there.  The Chinese active strategy has been very successful.  Our hedge fund has been very successful there.  And with that, we have been really successful with our clients, building scale to almost $1.1 trillion.

So is that sufficient scale in an Asset Management business?  One never knows.  Does the asset manager support in capabilities, what we need also for the wealth manager?  Absolutely.

Now in all of these cases, whether it is the asset manager or not, we do see room for further organic growth.  But clearly, if there is an inorganic opportunity out there that could accelerate some of the growth or efficiencies that we want to accomplish in whatever business, we will have -- we will take a look at it.  But that is the order.  We are looking for organic growth because we feel that we have the right management, we have the right product, we have the right alignment between the different divisions.  And last year, we have proven that we can do it organically.  But if an opportunity presents itself to accelerate some of that, we may consider it.

That's on one.  Then the other questions maybe –

Kirt Gardner
Yes.  I mean 2, I think that was a multifaceted question.  But in terms of RWA, we expect around $10 billion of increase overall for methodology and regulatory changes.  Away from that, I won't comment on what business increases we're likely to see.  But naturally, I think as we've highlighted pretty consistently, you can assume that we're going to continue to deploy capital to GWM to support its ongoing growth in lending.

Tom Hallett, KBW
Okay, thank-you.  Sorry, just maybe one other question on the – how clients are engaging and positions as well in the context of the reflation trade?

Ralph Hamers
What?

Tom Hallett, KBW
In terms of -- in the context of the reflation trade, how clients are sort of seeing that?

Kirt Gardner
I don't really have that detail available.

Ralph Hamers
Me neither.  think so if you look at the assessments, we do client segment research.  And you see that clients are positive towards market, so I think the percentage is 61% are positive towards investing.  Eight out of 10 of our clients are seeking active advice given all of the things that are going on.  And that's where we are super well placed with our network of financial advisers and client advisors.  So clearly, the uncertainties that are in the market play to the strength of our franchise.  Clients need advice, and that's what we can provide them.

Tom Hallett, KBW
Ok, thank-you.

Pierce Brown, HSBC
Yup, good morning gentlemen. Just maybe one final one for me on credit losses.  We've obviously seen, as you had previously guided to, big drop-offs in credit loss expense, second half over the first half.  And if I look at the consensus for full year '21, I think the market is looking for about another halving of the credit loss expense charge.  So I mean just in the context of the tougher lockdowns we're seeing, particularly in Europe, over the last month or so.  Is there anything in the trajectory of economic recovery or change trajectory of economic recovery, which makes you think that, that sort of assumption might be might be incorrect?  And how you would be thinking about some of the model updates you may be putting through in the first quarter for credit losses?

Kirt Gardner
Yes.  Pierce, so overall, CLE of $66 million, driven by Stage 3 for the quarter, where we had $99 million of impairments, partially offset by $33 million of Stage 1 and 2 releases.  Now overall, as a consequence of updating our -- the economic factors for our scenarios that actually informed a further release, which we overlaid.  We felt it was premature to actually release additional reserves into the P&L. In addition to that, we also rebalanced the weightings on our baseline versus adverse scenario from 70/30 to 60/40.  And that is because we do see, despite the optimism around the vaccine, we do see a fair bit of uncertainty around how the recoveries are going to unfold and what the impact of the current lockdowns are going to be.  So we acknowledge that that then creates, of course, quite a bit of range of potential scenarios for 2021 and how that might then impact overall credit loss expense.  So still a fair degree of variability and uncertainty around that.  Overall, we would expect in 2021 to see more expense on the impairment side than we would on the Stage 1 and 2 side.

Pierce Brown, HSBC
Ok, thanks very much.

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UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

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By: _/s/ Ella Campi________________

Name:  Ella Campi

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Date:  January 27, 2021